Pricing Supplement (To the Prospectus dated January 8, 2016, the Prospectus Supplement dated January 8, 2016, and the Product Prospectus Supplement dated January 14, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-208507 March 15, 2018
Royal Bank of Canada	$1,000,000 Contingent Barrier Enhanced Notes due September 17, 2019 Linked to the Common Stock of The Home Depot, Inc. Senior Global Medium-Term Notes, Series G
General
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The Notes are designed for investors who seek to receive a return at maturity based on the performance of the common stock of The Home Depot, Inc. (the “Reference Asset”), up to a maximum return on the Notes. Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines by more than 20%, be willing to (i) lose some or all of their principal and (ii) receive physical delivery of shares of the Reference Asset in lieu of cash.

•	Senior unsecured obligations of Royal Bank of Canada maturing on September 17, 2019.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on March 15, 2018 (the “pricing date”) and will be issued on March 20, 2018 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, will have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Asset:	The common stock of The Home Depot, Inc. (Bloomberg symbol: “HD”)
Contingent Digital Return:	12.00% ($120 per $1,000 in principal amount)
Maximum Return:	14.45% ($144.50 per $1,000 in principal amount)
Payment at Maturity:
If the Percentage Change is greater than or equal to -20%, you will receive a cash payment per $1,000 in principal amount of the Notes that provides you with a positive return equal to the greater of: (i) the Contingent Digital Return or (ii) the Percentage Change, subject to the Maximum Return on the Notes.
If the Percentage Change is less than -20%, you will receive at maturity, for each $1,000 in principal amount, a number of shares of the Reference Asset equal to the Physical Delivery Amount (or at our election, the Cash Delivery Amount).
In this case, the value of the shares or cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level. You will lose a significant portion, or possibly even all, of the principal amount. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.

Barrier Level:	$142.46, which is 80% of the Initial Level, rounded to two decimal places.
Physical Delivery Amount:
For each $1,000 in principal amount, a number of shares of the Reference Asset equal to the principal amount divided by the Initial Level, subject to adjustment as described in the product prospectus supplement. If this number is not a round number, then the number of shares of the Reference Asset to be delivered will be rounded down and the fractional shares will be paid in cash.

Cash Delivery Amount:	The product of the Physical Delivery Amount multiplied by the Final Level.
Percentage Change:	The performance of the Reference Asset from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	$178.07, which was the closing price of the Reference Asset on the pricing date.
Final Level:	The arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
Valuation Dates:	September 6, 2019, September 9, 2019, September 10, 2019 September 11, 2019 and September 12, 2019 (the “final valuation date”)(a)
Maturity Date:	September 17, 2019(a)
Calculation Agent:	RBC Capital Markets, LLC (“RBCCM”)
CUSIP/ISIN:	78013GGC3 / US78013GGC33
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $968.46 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the product prospectus supplement, beginning on page S-1 of the prospectus supplement and on page 1 of the prospectus, and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public[1]	Underwriting Commission[2]	Proceeds to Royal Bank of Canada
Per Note	$1,000.00	$12.50	$987.50
Total	$1,000,000.00	$12,500.00	$987,500.00

[1]
Certain fiduciary accounts purchasing the Notes will pay a purchase price of $987.50 per Note, and the placement agents will forgo any fees with respect to sales made to those accounts. The price to the public for all other purchases of the Notes is 100%.

[2]
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates will act as placement agents for the Notes and will receive a fee from the Issuer of $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.

RBC Capital Markets, LLC	JPMorgan Chase Bank, N.A. Placement Agents	J.P. Morgan Securities LLC

ADDITIONAL TERMS OF THE NOTES
You should read this pricing supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 14, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. In particular, please note that you may receive shares of the Reference Asset at maturity. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and in the product prospectus supplement dated January 14, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ES-1 dated January 14, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047764/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?
The following table illustrates the hypothetical total return at maturity on the Notes. The “total return,” as used in this pricing supplement, is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 in principal amount of the Notes to $1,000. The hypothetical total returns and examples set forth below are based on a hypothetical Initial Level of $100.00, a hypothetical Barrier Level of $80.00, a hypothetical Physical Delivery Amount of 10 shares of the Reference Asset ($1,000 divided by $100), the Contingent Digital Return on the Notes of 12.00%, the Maximum Return of 14.45% and the hypothetical Final Levels as set forth below. The actual Initial Level is set forth on the cover page, and the actual Final Level will be determined based on the arithmetic average of the closing price of the Reference Asset on each of the valuation dates.
The hypothetical total returns and examples set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples below do not take into account any tax consequences from investing in the Notes.
Final Level	Percentage Change	Payment at Maturity	Total Return on the Notes[1]
$170.00	70.00%	$1,144.50	14.45%
$150.00	50.00%	$1,144.50	14.45%
$130.00	30.00%	$1,144.50	14.45%
$120.00	20.00%	$1,144.50	14.45%
$115.00	15.00%	$1,144.50	14.45%
$114.45	14.45%	$1,144.50	14.45%
$113.00	13.00%	$1,130.00	13.00%
$112.00	12.00%	$1,120.00	12.00%
$100.00	0.00%	$1,120.00	12.00%
$90.00	-10.00%	$1,120.00	12.00%
$80.00	-20.00%	$1,120.00	12.00%
$70.00	-30.00%	10 shares or $700.00	-30.00%
$60.00	-40.00%	10 shares or $600.00	-40.00%
$50.00	-50.00%	10 shares or $500.00	-50.00%
$30.00	-70.00%	10 shares or $300.00	-70.00%
$20.00	-80.00%	10 shares or $200.00	-80.00%
$10.00	-90.00%	10 shares or $100.00	-90.00%
$0.00	-100.00%	10 shares or $0.00	-100.00%
1 For notes settled in Physical Delivery Amount, the “Total Return on the Notes” is calculated based on the Final Level.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the total returns set forth in the table above are calculated.
Example 1: The price of the Reference Asset increases from an Initial Level of $100 to a Final Level of $113, resulting in a Percentage Change of 13%.
Because the Percentage Change is greater than or equal to -20% and greater than the Contingent Digital Return but less than the Maximum Return of 14.45%, the investor receives a payment at maturity of $1,130, calculated as follows:
$1,000 + ($1,000 x 13%) = $1,130
Example 2: The price of the Reference Asset decreases from an Initial Level of $100.00 to a Final Level of $95.00, resulting in a Percentage Change of -5%.
Because the Percentage Change is greater than or equal to -20%, but is less than or equal to the Contingent Digital Return, the investor receives a payment at maturity of $1,120.00 per $1,000 in principal amount of the Notes, calculated as follows:
$1,000 + ($1,000 x 12%) = $1,120
Example 3: The price of the Reference Asset increase from an Initial Level of $100 to a Final Level of $150, resulting in a Percentage Change of 50%.
Because the Percentage Change exceeds the Maximum Return of 14.45%, the investor receives a payment at maturity of $1,144.50 per $1,000 in principal amount of the Notes, which is the maximum payment on the Notes.
Example 4: The price of the Reference Asset decreases from an Initial Level of $100 to a Final Level of $60, resulting in a Percentage Change of -40%.
Because the Percentage Change is less than -20%, for each $1,000 in principal amount, the investor will receive 10 shares of the Reference Asset at maturity, or at our option, the Cash Delivery Amount, calculated as follows:
Physical Delivery Amount x Final Level = 10 x $60 = $600
In this case, the value of the securities or the amount of cash that will be paid on the Notes is expected to be significantly less than the principal amount.

Selected Purchase Considerations
•	Appreciation Potential—The Notes provide the opportunity to receive the Contingent Digital Return if the Final Level is greater than or equal to the Barrier Level, up to the Maximum Return of 14.45%.
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Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the Final Level, as compared to the Initial Level, of up to 20%. If the Final Level is less than the Initial Level by more than 20%, the value of the shares or cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level. If you receive shares of the Reference Asset, they may decrease in value between the valuation dates and the maturity date, further reducing your return on the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of the risks with respect to our credit, see “Selected Risk Considerations—Credit of Issuer” in this pricing supplement.

Selected Risk Considerations
An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the section “Risk Factors” beginning on page PS-4 of the product prospectus supplement. In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
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Principal at Risk – Investors in the Notes could lose all or a substantial portion of their principal amount if the price of the Reference Asset decreases by more than 20%. If the Percentage Change is less than -20%, the value of the shares or cash that you will receive at maturity will represent a loss of your principal that is proportionate to the decline in the price of the Reference Asset from the Initial Level to the Final Level.

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The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought one of our conventional senior interest bearing debt securities.

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Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in increases in the price of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the amount represented by the Maximum Return. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to increases in the Reference Asset.

•
Credit of Issuer – The Notes are our senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon our ability to repay our obligations at that time. This will be the case even if the price of the Reference Asset increases after the pricing date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and our other affiliates may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

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If You Receive Shares of the Reference Asset at Maturity, the Value of Those Shares May Be Less on the Maturity Date than on the Final Valuation Date – If the Final Level is less than the Barrier Level, at maturity you may receive a number of shares of the Reference Asset equal to the Physical Delivery Amount. Under these circumstances, the value of the Physical Delivery Amount as of the final valuation date could be less than $800 for each $1,000 in principal amount of the Note and could decrease further during the period between the final valuation date and the maturity date. We will make no adjustments to the Physical Delivery Amount to account for any fluctuations in the price of the Reference Asset, and you will bear the risk of any decrease in the price of the Reference Asset and consequently, the value of the Physical Delivery Amount between the final valuation date and the maturity date.

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Owning the Notes Is Not the Same as Owning Shares of the Reference Asset — The return on your Notes may not reflect the return you would realize if you actually owned shares of the Reference Asset. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of shares of the Reference Asset would have, unless and until you receive the Physical Delivery Amount as payment at maturity on the Notes. Further, you will not participate in any appreciation of the price of Reference Asset above 14.45%.
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There Is No Affiliation Between Us and the Issuer of the Reference Asset, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Asset. However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Asset. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Asset that the issuer of the Reference Asset prepares. You, as an investor in the Notes, should make your own investigation into the Reference Asset and the issuer of the Reference Asset. The issuer of the Reference Asset is not involved in this offering and has no obligation of any sort with respect to your Notes. The issuer of the Reference Asset has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

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Single Stock Risk — The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.
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The Estimated Initial Value of the Notes Is Less than the Price to the Public – The estimated initial value that is set forth on the cover page of this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value. This is due to, among other things, changes in the price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date -- The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

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Market Disruption Events and Adjustments –The payment at maturity, the valuation dates and the Reference Asset are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event on a valuation date, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

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Anti-dilution Adjustments — For certain corporate events affecting the Reference Asset, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Asset. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the product prospectus supplement as necessary to achieve an equitable result.
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The Business Activities of Royal Bank and Our Affiliates May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with The Home Depot, Inc., the issuer of the Reference Asset (the “Reference Asset Issuer”), including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations, and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the price of the Reference Asset and, therefore, the market value of the Notes.

Additionally, we or our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the price of the Reference Asset. By introducing competing products into the marketplace in this manner, we could adversely affect the value of the Notes.
We may hedge our obligations under the Notes through certain affiliates, who would expect to make a profit on such hedge. We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time, including around the time of the valuation dates, which could have an impact on the return of the Notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

Information Regarding the Issuer of the Reference Asset
The Reference Asset is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”). Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.
The following information regarding the issuer of the Reference Asset is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Home Depot, Inc. is a home improvement retailer that sells building materials and home improvement products. The company also sells lawn and garden products and provides a number of services.
Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Asset. The information provided in the table is for the period from January 1, 2013 through March 15, 2018.
Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Asset ($)	Low Intra-Day Price of the Reference Asset ($)	Period-End Closing Price of the Reference Asset ($)
1/1/2013	3/31/2013	71.45	62.50	69.78
4/1/2013	6/30/2013	81.56	69.58	77.47
7/1/2013	9/30/2013	81.22	72.21	75.85
10/1/2013	12/31/2013	82.47	73.76	82.34
1/1/2014	3/31/2014	83.20	73.96	79.13
4/1/2014	6/30/2014	81.47	74.61	80.96
7/1/2014	9/30/2014	93.75	77.96	91.74
10/1/2014	12/31/2014	106.02	86.59	104.97
1/1/2015	3/31/2015	117.98	100.25	113.61
4/1/2015	6/30/2015	116.47	106.63	111.13
7/1/2015	9/30/2015	123.80	92.17	115.49
10/1/2015	12/31/2015	135.47	114.72	132.25
1/1/2016	3/31/2016	134.28	109.63	133.43
4/1/2016	6/30/2016	137.81	123.62	127.69
7/1/2016	9/30/2016	138.99	125.35	128.68
10/1/2016	12/31/2016	137.33	119.20	134.08
1/1/2017	3/31/2017	150.15	133.06	146.83
4/1/2017	6/30/2017	160.83	145.76	153.40
7/1/2017	9/29/2017	163.61	144.26	163.56
10/1/2017	12/29/2017	191.49	160.55	189.53
1/1/2018	3/15/2018	207.60	175.50	178.07
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The following graph sets forth the historical performance of the Reference Asset based on the daily closing prices from January 1, 2013 through March 15, 2018, based on the Initial Level of $178.07. The red line represents the Barrier Level of $142.46, which is equal to 80% of the Initial Level, rounded to two decimal places.
We obtained the information regarding the historical performance of the Reference Asset in the chart above from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing price of the Reference Asset on any valuation date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.

Supplemental Plan of Distribution
JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the Notes and will receive a fee from the Issuer that will be $12.50 per $1,000 in principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts.
Delivery of the Notes will be made against payment for the Notes on March 20, 2018, which is the third business day following the pricing date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.
In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.
The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately six months after the issue date of the Notes, the price shown on your account statement may initially be higher than RBCCM’s estimated value of the Notes. This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset. As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes. The economic terms of the Notes depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes being less than their public offering price. See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.
No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with these Notes. Accordingly, these Notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these Notes who subsequently sells any of these Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.
The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.S. Federal Tax Consequences
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated January 14, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.” The discussions below and in the accompanying product prospectus supplement do not address the tax consequences applicable to holders subject to Section 451(b) of the Code.
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a pre-paid derivative contract in respect of the Reference Asset for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.
If the Notes are settled by physical delivery of a number of shares of the Reference Asset at maturity, although no assurances can be provided in this regard, a U.S. holder may generally expect not to recognize gain or loss upon maturity. However, a U.S. holder would generally be required to recognize loss, with respect to any cash received in lieu of a fractional share, equal to the difference between the cash received and the pro rata portion of the tax basis allocable to a fractional share. Any such loss would be treated as capital loss. A U.S. holder’s tax basis in the shares of Reference Asset delivered would generally equal its tax basis in the Notes, other than any amount allocable to a fractional share. A U.S. holder’s holding period for the shares of the Reference Asset delivered would begin on the day after the shares of the Reference Asset are received.
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2019. Based on our determination that the Notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
Terms Incorporated in the Master Note
All of the terms appearing in the section “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, and the applicable terms included in the product prospectus supplement, the Series G MTN prospectus supplement and the prospectus are incorporated into the master global note that represents the Notes and is held by the Depository Trust Company.
Validity of the Notes
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated January 8, 2016, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated January 8, 2016.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated January 8, 2016, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated January 8, 2016.